UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                             Watts Industries, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                  942749 10 2
                                 (CUSIP number)

                               Frederic B. Horne

     c/o Conifer Ledges, Ltd., 219 Liberty Square, Danvers, MA 01923-4302
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                October 5, 1999
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)




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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP NO. 942749 10 2
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1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frederic B. Horne
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      The United States of America
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NUMBER OF           7      SOLE VOTING POWER

 SHARES                    1,840,473

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BENEFICIALLY        8      SHARED VOTING POWER

 OWNED BY                  0

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 EACH               9      SOLE DISPOSITIVE POWER

 REPORTING                 1,840,473

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 PERSON            10      SHARED DISPOSITIVE POWER

 WITH:                     0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,840,473
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
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14   TYPE OF REPORTING PERSON *

     IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Frederic B. Horne hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on Schedule 13D filed September 10, 1997 (the "First Amended Statement"), Amendment No. 2 to his Statement on
Schedule 13D dated November 3, 1997, Amendment No. 3 to his Statement on
Schedule 13D dated February 5, 1998, Amendment No. 4 to his Statement on
Schedule 13D dated May 1, 1998, Amendment No. 5 to his Statement on Schedule 13D dated October 5, 1998, Amendment No. 6 to his Statement on Schedule 13D dated November 17, 1998, Amendment No. 7 to his Statement on Schedule 13D dated July 26, 1999 and Amendment No. 8 to his Statement on Schedule 13D dated September 17, 1999 (the "Eighth Amendment")with respect to the Class A Common Stock, par value $0.10 per share (the "Common Stock") of Watts Industries, Inc. (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Unless otherwise indicated by use of the term "Class A Common Stock", all of the beneficial ownership of shares of Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share ("Class B Common Stock") of the Company which is convertible into shares of Common Stock on a share-for-share basis. References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the reporting person.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)    Name

               Frederic B. Horne

        (b)    Residence or Business Address

               219 Liberty Square
               Danvers, MA  01923-4302

        (c)    Principal Occupation; Name and Address
               of Principal Business Office

               Independent Investor
               219 Liberty Square
               Danvers, MA  01923-4302

        (d)    Past Criminal Convictions

               None

        (e)    Past Civil Proceedings or Administrative
               Proceedings Related to Federal or State
               Securities Laws Resulting in a Judgment,
               Decree or Final Order Finding Violations or
               Enjoining Future Violations of Such Laws

               None

        (f)    Citizenship

               The United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 5, 1999, Frederic B. Horne converted Five Hundred Thousand (500,000) shares of Class B Common Stock into Five Hundred Thousand (500,000) shares of Class A Common Stock (the "Conversion"). The Conversion required no payment of funds or other consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

     Frederic B. Horne converted Five Hundred Thousand (500,000) shares of Class B Common Stock into Five Hundred Thousand (500,000) shares of Class A Common Stock in order to be in a position to achieve liquidity with respect to such shares.

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

        (a)  Amount Beneficially Owned:

        Frederic B. Horne is deemed the beneficial owner of 1,840,473 shares of Common Stock of the Company, of which 1,591,550 shares are shares of Class A Common Stock, and 248,923 shares are shares of Class B Common Stock, after giving effect to the conversion.

        Mr. Horne's beneficial ownership consists of (i) 1,606,873 shares beneficially owned by Mr. Horne, of which 1,391,550 are shares of Class A Common Stock and 215,323 shares are shares of Class B Common Stock,
        (ii) 22,600 shares of Class B Common Stock beneficially owned by an irrevocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee, (iii) 11,000 shares of Class B Common Stock beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act, and (iv) 200,000 shares of Class A Common Stock beneficially owned by Mr. Horne as trustee pursuant to an irrevocable trust for the benefit of Mr. Horne and Kristina M. Horne as well as future descendents, for which Mr. Horne serves as a trustee.

        The number of shares reported herein as beneficially owned by Mr. Horne is identical to the number of such shares reported by Mr. Horne in the Eighth Amended Statement.

        Percent of Class:

        7.0% See Note 1.

        (b) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 1,840,473

               (ii)  Shared power to vote or direct the vote: 0

               (iii) Sole power to dispose or direct the disposition of:
                     1,840,473

               (iv)  Shared power to dispose or direct the disposition of: 0

        The number of shares reported herein as beneficially owned by Mr. Horne is identical to the number of such shares reported by Mr. Horne in the Eighth Amended Statement.

        (c) Mr. Horne engaged in the following transactions since the filing of the Eighth Amended Statement:

        None.

        (d)    Not applicable

        (e)    Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Amended and Restated Stock Restriction Agreement

     All shares of Class B Common Stock owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne; 75,200 shares of Common Stock owned individually by or in trust for the benefit of Tara V. Horne; 72,600 shares of Common Stock owned in trust for the benefit of Tiffany R. Horne; and 33,600 shares of Common Stock owned individually by or in trust for the benefit of Kristina M. Horne, and any voting trust certificates representing such shares, are subject to a stock restriction agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

     The purchase price per share is the 15-day average trading pricing of the Company's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

     This summary is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit A to the Original Statement, and the First Amendment thereto, filed as Exhibit C to the First Amended Statement. Certain share number information was derived from disclosure of the Company provided in its definitive proxy statement filed with the Securities and Exchange Commission on September 17, 1998.


                                     * * *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: The percentages above have been determined as of the date hereof, based on information received from legal counsel to the Company. According to the Company's counsel, as of August 26, 1999, there were outstanding and entitled to vote 16,472,507 shares of Class A Common Stock and 9,985,247 shares of Class B Common Stock. Page 1 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ Frederic B. Horne
---------------------
Frederic B. Horne

Dated: October 7, 1999